UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a Notice of Annual General Meeting of Shareholders dated July 28, 2014.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-185193), declared effective by the Securities and Exchange Commission on February 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: September 9, 2014	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 19, 2014

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Frontline Ltd. (the "Company") will be held on September 19, 2014 at 11:00 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:
To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2013.
To consider the following Company proposals:
1.	To re-elect John Fredriksen as a Director of the Company.
2.	To re-elect Kate Blankenship as a Director of the Company.
3.	To re-elect Georgina E. Sousa as a Director of the Company.
4.	To elect Jens Martin Jensen as a Director of the Company to fill a casual vacancy on the Board.
5.	To approve the increase of the Company's authorised share capital from US$312,500,000.00 divided into 312,500,000 common shares of US$1.00 par value each to US$1,000,000,000.00 divided into 1,000,000,000 common shares of US$1.00 par value each by the creation of 687,500,000 common shares of US$1.00 par value each.
6.	To re-appoint PricewaterhouseCoopers AS of Oslo, Norway as auditors and to authorise the Directors to determine their remuneration.
7.	To approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$450,000.00 for the year ended December 31, 2014.
By Order of the Board of Directors
Georgina Sousa
 Secretary
Dated: July 28, 2014
Notes:
1.	The Board of Directors has fixed the close of business on July 18, 2014, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof
2.	No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretor)), to reach the Registered Office by not later than 48 hours before the time for holding the meeting.
3.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast
4.	A Form of Proxy is enclosed for use by holders of shares held through the United Kingdom and Norway registers in connection with the business set out above.
5.	Shareholders whose shares are held on the United Kingdom and Norwegian VI'S share registers may view the Company's audited financial statements included in its Annual Report on Form 20-F on its website, www.frontline.bm
The following information is applicable to holders of shares registered in the United States only:
We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the intermit. We believe that this e-proxy process will expedite shareholders' receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability, of Proxy Materials containing instructions on how to access the attached proxy statement and our Annual Report on Forum 20-F via the Internet and how to vote online
YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING
 OF SHAREHOLDERS (THE "MEETING") OF FRONTLINE LTD. TO BE HELD ON SEPTEMBER 19, 2014
________________________________________________________________
PRESENTATION OF FINANCIAL STATEMENTS
In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2013 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.
The Company's audited consolidated financial statements contained in its Annual Report on Form 20-F are available on our website at www.frontline.bm. Shareholders can request a hard copy free of charge upon request by writing to us at: P.O. Box HM 1593, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, or send an e-mail to: ir@frontmgt.no. The audited consolidated financial statements of the Company for the year ended December 31, 2013 have been provided to shareholders whose shares are registered in the United States online as described above in the Notice.
________________________________________________________________
COMPANY PROPOSALS
PROPOSALS 1, 2, 3, AND 4 - ELECTION OF DIRECTORS
The Board has nominated the four persons listed below for selection as Directors of the Company. All nominees, apart from Mr. Jensen, are presently members of the Board of Directors. Mrs. Blankenship meets the independence standard for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission.
As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.
Nominees For Election To The Company's Board Of Directors
Information concerning the nominees for Directors of the Company is set forth below:
Name	Age	Director Since	Current Position with the Company

John Fredriksen	70	1997	Director, Chairman, President and Chief Executive Officer

Kate Blankenship	49	2003	Director and Chairperson of the Audit Committee

Georgina E. Sousa	64	2013	Director and Secretary

Jens Martin Jensen	50

John Fredriksen has served as Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 3, 1997. Mr. Fredriksen has established trusts for the benefit of his immediate family which hold the shares of Heinen Holding Ltd. ("Hemen"), our largest shareholder. Mr. Fredriksen is Chairman, President and a director of a related party, Seadrill Limited ("Seadrill"), a Bermuda company listed on the New York and Oslo Stock Exchange. He is also Chairman, President and a director of a related party Golar LNG Limited ("Golar"), a Bermuda company listed on the Nasdaq Global Market and the Oslo Stock Exchange. He is also Chairman, President and a director of a related party Golden Ocean Group Limited ("Golden Ocean"), a Bermuda company listed on the Oslo Stock Exchange and a director of a related party, Frontline 2012 Ltd., a Bermuda company listed on the NOTC, and North Atlantic Drilling Ltd, a Bermuda company listed on the New York Stock Exchange.

Kate Blankenship has been a director of the Company since August 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of Golar since July 2003, Golden Ocean since November 2004, Seadrill since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Independent Tankers Corporation Limited since February 2008, North Atlantic Drilling Ltd., since February 2011, Frontline 2012 Ltd., since December 2011, Seadrill Partners LLC since June 2012 and Avance Gas Holdings Limited since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.
Georgina E. Sousa has been a director of the Company since April 2013 and has beeh employed by the Company since February 2007. Mrs. Sousa is also a director of Frontline 2012 Ltd., Golar and Golden Ocean and has served as Secretary of Knightsbridge Tankers Limited since March 2007. Prior to joining the Company, Mrs. Sousa was Vice-President —Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager, Corporate Administration. From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe (now Appleby) as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson (now Cox, Hallett & Wilkinson) as Senior Company Secretary.
Jens Martin Jensen is the Chief Executive Office of Frontline Management AS, appointed in May 2009. He served as Acting Chief Executive Office from April 2008 and joined the company in September 2004 as Commercial Director. From August 1996 to September 2004, Mr. Jensen was a partner in Island Shipbrokers in Singapore. From April 1985 to August 1996, Mr. Jensen worked in the A.P. Moller Group with postings to Singapore, Tokyo, Mexico and Denmark. Mr. Jensen completed the A.P. Moller training program in 1987.
PROPOSAL 5 — TO APPROVE THE INCREASE IN THE COMPANY'S AUTHORISED SHARE CAPITAL
The authorised share capital of the Company consists of 312,500,000 common shares, par value US$1.00. The issued and outstanding shares of the Company at July 18, 2014 consisted of 99,297,986 common shares, par value US$1.00 (the "Common Shares"). At the Meeting the Board will ask the shareholders to approve the increase of the Company's authorised share capital from US$312,500,000.00 divided into 312,500,000 common shares of $1.00 par value each to US$1,000,000,000.00 divided into 1,000,000,000 common shares of US$1.00 par value each and by the creation of 687,500,000 common shares of US$1.00 par value each. The increase will result in authorised share capital of US$1,000,000,000.00 comprising of 1,000,000,000 common shares of US$1.00 par value each.
The Board of Directors are putting forward this proposal to give the Company the flexibility to raise capital through equity issues in the future.
PROPOSAL 6 - APPOINTMENT OF INDEPENDENT AUDITORS
At the Meeting, the Board will ask the shareholders to approve the re-appointment of PricewaterhouseCoopers AS of Oslo, Norway as the Company's independent auditors and to authorise the Board of Directors to determine the auditors' remuneration.
Audit services provided by PricewaterhouseCoopers AS, Oslo, Norway in fiscal year 2013 included the examination of the consolidated financial statements of the Company and its subsidiaries.
All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.
PROPOSAL 7 — TO APPROVE DIRECTORS' FEES
At the Meeting, the Board will ask that shareholders to approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$450,000 for the year ended December 31, 2014.

OTHER BUSINESS
Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.
By Order of the Board of Directors
Georgina Sousa
 Secretary
July 28, 2014
Hamilton, Bermuda